                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

          FOR THE TRANSITION PERIOD FROM              TO
                                         ------------    -----------

                         COMMISSION FILE NUMBER 1-3385

                       INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN
                                (Title of Plan)

                       INFINITY BROADCASTING CORPORATION
                                  VIACOM INC.
           (Name of Issuers of securities held pursuant to the Plan)

   INFINITY BROADCASTING CORPORATION, 40 WEST 57TH STREET, NEW YORK, NY 10019
                 VIACOM INC., 1515 BROADWAY, NEW YORK, NY 10036
         (Address of Plan and of principal executive office of Issuer)


                              REQUIRED INFORMATION


(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(k) PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 27, 2001.

(b)  EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS EXHIBIT
     23.1 TO THIS REPORT. A CONSENT OF KPMG LLP IS BEING FILED AS EXHIBIT 23.2.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                                TABLE OF CONTENTS

                                                                           PAGE
Reports of Independent Accountants                                           1

Statements of Net Assets Available for Benefits                              3

Statement of Changes in Net Assets Available for Benefits                    4

Notes to Financial Statements                                                5


SUPPLEMENTAL SCHEDULE

    Schedule of Assets Held at End of Year                                  10



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Infinity Broadcasting Corporation Employees' 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLC

New York, New York
June 27, 2001

                          INDEPENDENT AUDITORS' REPORT


The Trustees
Infinity Broadcasting Corporation
  Employees' 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/  KPMG LLP


New York, New York
June 22, 2000

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                 2000                  1999
                                                             ------------          ------------
Assets:
    Investments, at fair value                               $195,939,899          $103,192,859
                                                             ------------          ------------

    Receivables:
       Contributions receivable - participants                  1,432,326               768,250
       Contributions receivable - employer                      2,762,618               779,928
                                                             ------------          ------------

                  Total receivables                             4,194,944             1,548,178
                                                             ------------          ------------

                  Net assets available for benefits          $200,134,843          $104,741,037
                                                             ============          ============

See accompanying notes to financial statements.

                              INFINITY BROADCASTING CORPORATION
                                    EMPLOYEES' 401(k) PLAN

                              Statement of Changes in Net Assets
                                    Available for Benefits

                                 Year ended December 31, 2000

Additions to net assets attributed to:
    Investment income:
       Net depreciation in fair value of investments                    $ (28,891,489)
       Interest and dividends                                               7,460,542
       Interest on loans                                                      208,150
                                                                        -------------

                                                                          (21,222,797)
                                                                        -------------

    Contributions:
       Participants'                                                       25,942,674
       Employer's                                                          12,497,462
                                                                        -------------

                  Total contributions                                      38,440,136
                                                                        -------------

       Transfer of Plan Assets (Note 1(a))                                 90,620,728
                                                                        -------------

                  Total additions                                         107,838,067
                                                                        -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                          12,444,261
                                                                        -------------

                  Total deductions                                         12,444,261
                                                                        -------------

                  Net increase                                             95,393,806
                                                                        -------------

Net assets available for benefits:
    Beginning of year                                                     104,741,037
                                                                        -------------

    End of year                                                         $ 200,134,843
                                                                        =============


See accompanying notes to financial statements.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(1)    DESCRIPTION OF PLAN

       The following brief description of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document for more complete information.

       (a) GENERAL

       The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible employees of Infinity Media Corporation ("Company"), a wholly owned subsidiary of Infinity Broadcasting Corporation, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 13, 2000, the net assets related to the Company's employees who were participants in the CBS Employee Investment Fund were transferred into the Plan. Total net assets transferred into the Plan amounted to $90,620,728. The participants' former investment accounts were transferred to funds of the Plan considered to be of similar quality and nature as determined by the trustee and the Company.

       Prior to May 4, 2000, the Company was a subsidiary of CBS Corporation. On May 4, 2000, CBS merged with Viacom Inc. ("Viacom") and, as a result of the merger, Infinity Broadcasting Corporation became a majority owned subsidiary of Viacom. CBS stock included in the CBS Company Stock Fund at the time was converted to Viacom Class B shares at a ratio of 1.085 shares for each share of CBS stock.

       (b) ELIGIBILITY

       All full-time employees of the Company and represented employees covered pursuant to collective bargaining agreements, become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21. All part-time employees of the Company become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21 and the Plan year in which they are credited with 1000 hours of service, as defined in the plan agreement.

       (c) CONTRIBUTIONS

       PARTICIPANTS

       Participants may elect to defer, on a before tax basis, in multiples of 1%, up to 15% of their eligible compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,500 for 2000 and $10,000 for 1999. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code (the "Code").

       Participants may also elect to make after-tax contributions up to the maximum annual amount permitted by law when added with the other contributions under the Plan.

       All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

       EMPLOYER

       The Company may make discretionary contributions to the Plan. Such amounts may be allocated to the specified funds as determined by the Company's Board of Directors for each plan year. The Company's matching cash contributions, if any, are contributed on a quarterly basis into the Infinity Broadcasting Stock Fund. The matching contribution was $.80 and $.50 on each $1 of the participant's tax deferred contribution up to 5% of the participant's base/benefits pay, up to the legal maximum during 2000 and 1999, respectively.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


       Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

       (d) PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary matching contribution and (b) the participant's share of the Plan's earnings or losses. Allocations are based on participant account balances, as defined. All participant balances are participant directed

       (e) VESTING

       A participant's interest in all voluntary and rollover contributions and the cumulative earnings thereon is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon vest ratably over a three-year period.

       In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

       (f) DISTRIBUTIONS

       Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

       Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited, as defined.

       Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

       Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

       (g) PARTICIPANT LOANS

       Participants may obtain loans against their respective participant accounts. Each participant who has no other loans outstanding from the Plan may request a loan. Upon approval by the Administrative Managers of the Plan, the terms of the loan shall be agreed to by the participant and the Administrative Managers. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by Chase Manhattan Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


       (h) FORFEITURES

       Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions. The total amount of forfeitures in 2000 was $199,600. These forfeitures will be used to reduce employer contributions in 2001.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

       (a) BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

       (b) ADMINISTRATION AND MANAGEMENT OF THE PLAN

       The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with the Viacom Inc. Retirement Committee.

       (c) INVESTMENTS

       All funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the appreciation/depreciation of investments, which consists of the realized gains/losses and the unrealized appreciation/depreciation on those investments.

       Certain Plan investments are in funds managed by the Plan trustee and therefore qualify as party-in-interest.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Participant loans are valued at cost, which approximates fair value.

       (d) PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       (e) USE OF ESTIMATES

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis management reviews its estimates based on currently established information. Changes in fact or circumstances may result in revised estimates.

       (f) RISKS AND UNCERTAINTIES

       The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(3)    INVESTMENTS

       The following table presents the Plan's investments at December 31, 2000 and 1999. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

                                                                        2000                  1999
                                                                    ------------          ------------
          Investments:
            Massachusetts Financial Services
              Massachusetts Investor Trust Fund                     $ 14,051,898          $ 16,131,639
            Fidelity Advisor Growth
              Opportunities Fund                                      16,423,735            22,880,765
            Fidelity Advisor Equity Growth Fund                       17,525,784            18,209,587
            Barclays Global Investors
              Equity Index Fund                                       32,468,484
            * Viacom Company Stock Fund                               33,210,873            14,548,914
            * Infinity Broadcasting Stock Fund                        15,027,274             3,934,108
            * Fleet Stable Asset Fund                                 28,169,113                    --
            Other participant directed investments
              (less than 5% of net assets)                            39,062,738            27,487,846
                                                                    ------------          ------------
                                                                    $195,939,899          $103,192,859
                                                                    ============          ============

       *Party-in-interest

       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                            Mutual funds                         $(18,359,290)
                            Common stock                          (10,532,199)
                                                                 ------------
                                                                 $(28,891,489)
                                                                 ============

(4)    TERMINATION OR AMENDMENT

       The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    FEDERAL INCOME TAXES

       The Plan received a favorable determination letter from the Internal Revenue Service, dated September 9, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code ("the Code") and that it is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, but the Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.

(6)    ADMINISTRATIVE COSTS

       All administrative costs are paid by the Company.

(7)    SUBSEQUENT EVENTS

       On February 21, 2001, Viacom completed its merger with Infinity Broadcasting. As a result of the merger, each share of Infinity Broadcasting Class A Common Stock was converted into 0.592 of a share of Viacom Class B Common Stock.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                             AS OF DECEMBER 31, 2000

         SCHEDULE 1

       IDENTITY OF                                                                                               CURRENT
          PARTY                                  DESCRIPTION OF INVESTMENT                     COST               VALUE
-----------------------------------        ---------------------------------------          -----------        ------------
           --                              Cash and cash equivalents                        $ 2,922,649        $  2,922,649
Massachusetts Financial Services           Bond Fund                                          1,849,805           1,870,260
Putnam Investments                         The George Putnam Fund of Boston                   8,177,809           8,414,732
Oppenheimer Funds                          Main Street Income & Growth Fund                   5,010,275           4,445,645
Massachusetts Financial Services           Massachusetts Investors Trust Fund                13,763,907          14,051,898
Fidelity Investments                       Advisor Growth Opportunities Fund                 22,595,784          16,423,735
Fidelity Investments                       Advisor Equity Growth Fund                        19,258,638          17,525,784
Putnam Investments                         Voyager Fund                                       8,454,989           6,869,320
Massachusetts Financial Services           Emerging Growth Fund                               8,016,959           6,373,685
Massachusetts Financial Services           World Equity Fund                                  4,438,688           4,053,127
Barclays Global Investors                  Equity Index Fund                                 35,325,681          32,468,484
* Viacom Inc.                              Viacom Company Stock Fund                         37,458,338          33,210,873
* Infinity Broadcasting Corporation        Infinity Broadcasting Stock Fund                  17,755,282          15,027,274
* Participants                             Loans (bearing interest at 6.5% to 9.5%)                  --           4,113,320
* Fleet                                    Stable Asset Fund                                 28,169,113          28,169,113
                                                                                            -----------        ------------

                                                                                                               $195,939,899
                                                                                                               ============

* Party-in-interest

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                               Infinity Broadcasting Corporation
                                               Employees 401(k) Plan

                                               By: /s/ PATRICIA STRATFORD
                                                  ------------------------------
                                                  Name: Patricia Stratford
                                                  Title: Plan Administrator
Dated: 6/27/01